

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52510

NUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LACONIA CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 34TH FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL FRANZESE **(212) 952-5252**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name — *if individual, state last, first, middle name*)

15 MAIDEN LANE, SUITE 1003	**NEW YORK**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **MICHAEL FRANZESE**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **LACONIA CAPITAL CORPORATION**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Michael F Franzese
Signature

PRESIDENT
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
365

LACONIA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

LACONIA CAPITAL CORPORATION

DECEMBER 31, 2001

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Laconia Capital Corporation

We have audited the accompanying statement of financial condition of Laconia Capital Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Laconia Capital Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 22, 2002

LACONIA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash	$	5,407
Deposit with clearing broker		90,000
Securities owned, at market		42,000
Prepaid expenses		5,392
Furniture and fixtures, net of accumulated depreciation of $4,167		5,833
TOTAL ASSETS	$	148,632

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$	13,562
TOTAL LIABILITIES		13,562
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		-
Paid-in capital		380,595
Distributions		(66,829)
Deficit		(178,696)
Total Stockholder's Equity		135,070
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	148,632

The accompanying notes are an integral part of these financial statements.

LACONIA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD NOVEMBER 6, 2000 (EFFECTIVE DATE OF SEC REGISTRATION) THROUGH DECEMBER 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Laconia Capital Corporation (the "Company") is a wholly owned subsidiary of Armstrong Asset Management Group, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company will earn commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. As a result of the Company not filing certified financial statements pursuant to Rule 17a-5 of the SEC Act of 1934 for the fiscal year ended December 31, 2000, the Company's annual report for the year ending December 31, 2001 must cover the entire period from November 6, 2000, the effective date of the Company's registration with the SEC.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- RELATED PARTY TRANSACTIONS

The parent company provides office space and pays various expenses of the Company in accordance with an administrative services agreement. The agreement requires the Company to pay the parent $14,500 per month or $174,000 per year. During 2001 the Company paid the parent $63,917 for administrative services and the parent waived the balance of $110,083.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2001, consist of the following:

		Receivable
Deposit with clearing broker	$	90,000
	$	90,000

NOTE 5- INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

		Current		Deferred		Total
Federal	$	(30,000)	$	30,000	$	-
State and local		(5,000)		5,000		-
	$	(35,000)	$	35,000	$	-

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$	(30,000)
The effect of:		
Increase due to state and local taxes, net of U.S. federal income tax effects		(5,000)
Valuation allowance		35,000
Income tax expense	$	-
Deferred tax assets at December 31, 2001:		
Net operating loss carryforward	$	65,000

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2001 a valuation allowance for the full amount of the deferred tax asset was recorded because of the uncertainties as to the amount of taxable income that would be generated in future years.

LACONIA CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD NOVEMBER 6, 2000 (EFFECTIVE DATE OF SEC REGISTRATION) THROUGH DECEMBER 31, 2001

NOTE 6- SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of investment securities at market value as follows at December 31, 2001:

	Owned	Securities Not Yet Purchased
Corporate stock	$ 42,000	$ -
	$ 42,000	$ -

NOTE 7- NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to Rule 15c3-1 of the SEC which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2001, the Company had net capital of $113,103 which exceeded requirements by $108,103. The Company's net capital ratio was 0.12 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its clearing brokers on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.